                                    Filed by: The Santa Cruz Operation, Inc.
                                    Pursuant to Rule 425 Under the Securities
                                     Act of   1933 And Deemed Filed Pursuant to
                                     Rule 14a-12 Under the Securities
                                     Exchange Act of 1934
                                    Subject Company: The Santa Cruz Operation,
                                     Inc. (Commission File No. 000-21484)

August 2, 2000


Dear SCO and Caldera Systems Employees,

This morning the attached press release was given to the media announcing the upcoming acquisition of the SCO Server Software and Professional Services Divisions by Caldera Systems, Inc. Together we are forming a new company, Caldera, Inc., that combines selected technologies from the leading vendors of UNIX operating systems and Linux for Business.

By way of background, Caldera Systems is a leading provider of Linux for Business and is headquartered in Orem, Utah, with major locations worldwide. Caldera was founded in 1994 by President and CEO, Ransom Love. Caldera Systems completed a successful IPO on March 17, 2000, which raised $74.9 million and has been focused on the development, deployment and management of Linux-based specialized servers and Internet access devices from its inception.

The Santa Cruz Operation, Inc. (SCO) is the world's leading provider of the UNIX operating system. More than 15,000 resellers, distributors, systems integrators and computer manufacturers around the world sell and distribute SCO products. SCO has sales representation in more than 80 countries, with company headquarters in Santa Cruz, California. SCO was founded in 1979 and went public in 1993.

This acquisition is an industry-changing event. There are major upsides for both companies and the industry overall, plus new opportunities for the employees of each firm. In that spirit, we are eager to help you understand the motivation leading to this action.

Though geographically diverse, the new Caldera will be a unified company in every way. It will function as one unit. Caldera will convey an "us" mentality and discourage efforts that cling to "theirs" and "ours" thinking. Integration and the discovery of best practices will serve to solidify the relationships that must exist to propel Caldera forward.

Customer and Stockholder Benefits

One of the greatest benefits customers will now enjoy is a full product spectrum, combined Linux/UNIX expertise and channel strength which no other company has today, coupled with strong Professional Services and Support organizations. The combination of Linux, the wave of the future, with Unix's history of providing literally thousands of serious, fully developed business applications, gives Caldera customers a trusted path to the future. These applications are interchangeable on either platform, providing customers with a banquet of alternatives. UNIX is also well established as an enterprise platform -- a system that allows service to either a centrally located or broadly disbursed customer base. The Linux/UNIX combination provides a full-range migration path from the desktop to the enterprise.

Customers report that the greatest impediment to Linux adoption is the lack of technical support and relatively few trained professionals.

Through the formation of Caldera, those customers will be well served by our combined synergies and capacity to provide comprehensive Professional Services, Education and Support to assist them in solving and supporting their Internet and eBusiness problems. To that end, we are embarking on an extensive education program with investors to ensure their understanding of the business plan and philosophy that will then be reflected in the stock price of an industry leader.

The board of directors of each company has already approved the acquisition. Shareholders and governmental regulatory authorities must also agree in order for it to be finalized. We anticipate final approval from all parties by October, 2000.

Employees

While we've attempted to address questions about the players, management, industry and the market, you've been thinking, "How will this affect me?" "What will happen to me?" "What's in it for me?" Please know that we are vitally concerned about employees and retaining the high level of quality staff in both companies. While we don't yet know what duplications exist between the groups or what position needs will eventually be determined, we promise that employees will be treated with respect and thoughtfulness whatever the outcome. For those who will be leaving either organization, there will be outplacement services and severance accommodations.

For the Tarantella Division, there are exciting times ahead. The acquisition ensures that the division will have the cash flow required to establish Tarantella as a major force in the industry. In addition, Tarantella will continue to work with Chase H&Q to pursue its best financing options moving forward. As a major OEM, reseller, and professional services partner for Tarantella, Caldera Inc. will be an important contributor to the success of Tarantella. The general and administrative resources of SCO will be appropriately allocated to provide adequate coverage for all divisions going forward.

For those of you wondering about your salary, your benefits and your job, please be assured that the respective HR departments will convey information as soon as it is available. As part of the integration of all Caldera Systems' and SCO Server Software and Professional Services employees into Caldera, Inc., we have formed an Integration Team that will be providing weekly updates.

For the great majority of employees who will remain with SCO or be a part of the new Caldera, there will be hard work ahead and the opportunity for personal and professional growth.Will there be challenges? Count on them. Will it be worth it? Yes.

Welcome to the challenge!

Sincerely,

Ransom Love, President and CEO
Caldera Systems, Inc.

Doug Michels, President and CEO
The Santa Cruz Operation, Inc.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Caldera expects to file a Registration Statement on SEC Form S-4 and Caldera and SCO expect to mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investors Relations portion of Caldera's website at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention:
Investor Relations, telephone (801) 765-4999, or from SCO by directing a request through the Investors Relations portion of SCO's Web sit at http://www.sco.com
                                                            ------------------
or by mail to The Santa Cruz Operation, Inc., 425 Encinal Street, Santa Cruz, California 95061, attention: Investor Relations, telephone (831) 427-7399.


  In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Caldera's and SCO's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Caldera, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Caldera stockholders in favor of the issuance of common stock in the Acquisition. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by Caldera on August 2, 2000. In addition, SCO, its directors, executive officers and other members of SCO's management and employees may be soliciting proxies from SCO stockholders in favor of the issuance of common stock in the Acquisition. Information concerning the participants in the solicitation is set forth in a Current Report on Form 8-K filed by SCO on August 2, 2000.